UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
STATS ChipPAC Ltd.

(Name of Subject Company (Issuer))
Singapore Technologies Semiconductors Pte Ltd

(Names of Filing Persons (Offeror))
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)

(Title of Class of Securities)
CUSIP No. 85227G102

(CUSIP Number of Class of Securities)
Lena Chia, Director
Singapore Technologies Semiconductors Pte Ltd
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
238891
Singapore
Telephone: (65) 6828 6828

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
COPY TO:
David W. Hirsch
Cleary Gottlieb Steen & Hamilton LLP
One Garden Road
Bank of China Tower
Hong Kong
Telephone: (852) 2532-3731
CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(1)
N/A	N/A

(1)	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A Form or Registration No.: N/A Filing Party: N/A Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☑ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX
EX-99.1 Offer Announcement
EX-99.2 Press Release
EX-99.3 Letter to the Board of Directors of the Company, dated March 1, 2007

     This Tender Offer Statement on Schedule TO is filed by Singapore Technologies Semiconductors Pte Ltd, a corporation organized under the laws of Singapore (“STSPL”), and a wholly-owned subsidiary of Temasek Holdings (Private) Limited, a corporation organized under the laws of Singapore, and relates to pre-commencement communications by STSPL with respect to the ordinary shares, including ordinary shares represented by American Depositary Shares, zero coupon convertible notes due 2008 and 2.5% convertible subordinated notes due 2008 of STATS ChipPAC, Ltd. (the “Company”) and the share options granted under the Company’s share option plans (together, the “Securities”).
     On March 1, 2007, STSPL announced, through an offer announcement and a press release, that it intends to commence a cash tender offer for all outstanding Securities, other than ordinary shares currently beneficially owned by STSPL (the “Offer”). Upon commencement of the Offer, STSPL will file with the Securities and Exchange Commission (the “SEC”) a Schedule TO and related exhibits, including an Offer to Purchase and other related documents. Holders of the Securities are urged to read the Schedule TO and related exhibits when these become available because they will contain important information about the Offer. The Schedule TO and related exhibits will be available without charge at the SEC website at www.sec.gov and will be delivered without charge to all holders of the Securities.
Items 1-11.
Not applicable
Item 12. Exhibits.

Exhibit 99.1	Offer Announcement, dated March 1, 2007
Exhibit 99.2	Press Release, dated March 1, 2007
Exhibit 99.3	Letter to the Board of Directors of the Company, dated March 1, 2007
Item 13. Information Required by Schedule 13E-3.
Not applicable

EXHIBIT INDEX

Exhibit	Description
Ex. 99.1	Offer Announcement, dated March 1, 2007
Ex. 99.2	Press Release, dated March 1, 2007
Ex. 99.3	Letter to the Board of Directors of the Company, dated March 1, 2007